CYTOGEN CORPORATION
                       650 College Road East, Suite 3100
                        Princeton, New Jersey 08540-5308




December 22, 2006




VIA FACSIMILE & EDGAR
---------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Song P. Brandon, Esq.


Re:   Cytogen Corporation
      Registration Statement on Form S-3 Filed on December 18, 2006 (File Number
      --------------------------------------------------------------------------
      333-139264)
      -----------


Dear Ms. Brandon:

     In accordance with Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), Cytogen Corporation (the "Company") hereby requests acceleration of the effectiveness of the Company's Registration Statement on Form S-3, File Number 333-139264, as amended, relating to the registration under the Securities Act of that number of shares of its common stock, $0.01 par value, as is set forth in such Registration Statement, for December 26, 2006, at 4:00 p.m. New York City time, or as soon as practicable thereafter.

     This letter will confirm that the Company acknowledges that:

     o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
Page 2


     This letter will also confirm that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement on Form S-3.


Very truly yours,

CYTOGEN CORPORATION


By: /s/ Michael D. Becker
    -------------------------------------------------
    Name:  Michael D. Becker
    Title:  President and Chief Executive Officer